Exhibit 99.1

Attention: Financial Editors	Stock Symbol:	(PGF) - TSX;
(PGH) - NYSE

NEWS RELEASE

PENGROWTH ENERGY CORPORATION ANNOUNCES RESUMPTION OF SERVICE OF THE SWAN HILLS GAS GATHERING PIPELINE SYSTEM

(Calgary, March 1, 2011) /Marketwire/ - Pengrowth Energy Corporation (“Pengrowth”) is pleased to announce the resumption of service of its Swan Hills gas gathering system in north central Alberta.

Effective, March 1, 2011, Pengrowth received approval from the Energy Resources Conservation Board (ERCB) for the restart of the Swan Hills pipeline. Pengrowth has been working diligently  in conjunction with the other pipeline owners, to get the line back in service and the system is anticipated to return to service on March 2nd .This will allow approximately 1,500 barrel of oil equivalent (boe) per day of production net to Pengrowth to return to production.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying oil and gas company, which originally operated as an income trust under the name Pengrowth Energy Trust until its conversion to a corporation on December 31, 2010. Pengrowth Energy Corporation’s focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares trade on the Toronto Stock Exchange under the symbol PGF and on the New York Stock Exchange under the symbol PGH.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889